McLaughlin & Hunt llp
Ten Post Office Square, 8th Floor Boston, Massachusetts 02109 Main: 617.996.2600 Fax: 617.532.0384 www.mclaughlinhunt.com	John Hunt Partner Office: 617.996.9114 Mobile: 617.549.4045 jhunt@mclaughlinhunt.com

July 29, 2011

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 8626
Washington, D.C. 20549
Attention:  Edward P. Bartz

Re:           Pear Tree Funds
File nos. 333-102055 and 811-03790

Dear Mr. Bartz:

We serve as counsel to Pear Tree Funds (formerly known as “The Quantitative Group of Funds”), a Massachusetts business trust (the “Registrant”), and an investment company currently registered with the Commission under the Investment Company Act of 1940, as amended (the “1940 Act”).  On July 15, 2011, you provided us with certain oral comments from the Staff of the Commission to the Registrant’s Post-Effective Amendment (the “Amendment”) to its Registration Statement on Form N-1A (the “Registration Statement”), amendment no. 45 under the Securities Act of 1933, as amended (the “Securities Act”), and amendment no. 47 under the 1940 Act.  The Amendment was filed with the Commission on June 1, 2011 under Rule 485(a)(1).  We are responding on behalf of the Registrant to those comments.

Each of your comments is printed below in italics.  The Registrant’s response follows in regular type.

1.
In the summary section for each fund, please state the date that the portfolio manager identified first begun to manage the fund in accordance with Form N-1A, Item 5(b), or, if the dates listed are the dates that the portfolio managers first began to manage the fund, make such fact clear.  Also, please include each portfolio manager’s title with the fund’s investment subadviser.

Under the section “management” in the summary section for each separate series of the Registrant (each, a “Fund”), the Registrant will include in the Registrant’s amended prospectus the following:

Investment Team	Position at [Name of Subadviser]	Manager of the Fund Since
[Name of portfolio manager]	[Title of Portfolio Manager]	[_____]

2.
With respect to Pear Tree Quality Fund, the summary section currently provides that fund’s actual portfolio turnover rate and then states “The Fund’s revised investment strategy over the course of a full year is expected to generate significantly less portfolio turnover.”  In accordance with Form N-1A, Item 3, Instruction 5, please retain the description of the fund’s actual portfolio turnover rate and delete the statement that the fund is expected to generate significantly less portfolio turnover in the upcoming year.

The Registrant believes that it would be misleading to investors not to include the statement that Pear Tree Quality Fund is expected to generate significantly less portfolio turnover in the upcoming year.  As disclosed in the Amendment, Pear Tree Quality Fund adopted a new investment strategy in February 2011.  That strategy generally requires the fund to invest in the same securities in which another mutual fund (the “target fund”) invests.  The target fund’s historical portfolio turnover rate has been published, and thus, is known to the Registrant.  That rate is less than the portfolio turnover rate of Pear Tree Quality Fund when it was using its prior strategy.  As Pear Tree Quality Fund’s portfolio turnover rate may never be greater than the target fund’s portfolio turnover rate, the Registrantreasonably may assume that Pear Tree Quality Fund’s portfolio turnover rate will be less with its current strategy than with its prior strategy.

3.
With respect to Pear Tree Quality Fund, in “Principal Investment Strategies” in the summary section, it states that “[t]he Fund principally invests in stocks of large corporations, that is, companies with a market capitalization of greater than $1 billion at the time of purchase.”  It is the Staff’s position that a company that has a market capitalization of approximately $1 billion is not a large corporation.  Please clarify what the Registrant means by a large corporation.

In the Registrant’s amended prospectus, the Registrant will revise that disclosure to show that a large corporation is a company with a market capitalization of greater than $10 billion.

4.	With respect to each Pear Tree Fund, please add disclosure relating to the risks of investments in small- and mid-cap companies as principal risks of the fund.

In the Registrant’s amended prospectus, it will identify the risks of investing in small- and mid-cap securities as a principal risk of investing in each Pear Tree Quality Fund.  Please see the Registrant’s response to Staff comment 9, below.

5.
With respect to Pear Tree Quality Fund, please explain why the Registrant has included investments in foreign securities as a principal risk of the fund but not the risks associated with foreign securities as a principal strategy of the fund.

The investment strategy of Pear Tree Quality Fund is to select a target fund and then structure Pear Tree Quality Fund’s portfolio to approximate the portfolio of the target fund.  The investment strategy does not require the fund to invest in any specific type of security.

The Registrant includes in its prospectus with respect to Pear Tree Quality Fund the risks of investing in foreign securities as a principal risk of the fund solely because the fund currently holds more than 5 percent of its assets in foreign securities or ADRs.

6.
With respect to Pear Tree Emerging Markets Fund, in the section “Principal Investment Strategies,” it states “[t]he Fund may invest in [countries other than the countries in the MSCI EM Index] it considers an emerging market.”  Please state the criteria used by the Fund to determine whether a market is an emerging market.

The Registrant will remove that statement from its amended prospectus.  As a result, the only markets that the Registrant will consider as emerging markets are the countries included in the MSCI EM Index.

7.	With respect to each of Pear Tree Polaris Foreign Value Fund and Pear Tree Foreign Value Small Cap Fund, please add the risk of investing in value stocks as a principal risk of the Fund.

The Registrant will add to “Principal Investment Risks” in the summary section of the Registrant’s amended prospectus relating to each fund as a principal risk of the fund the following:  “If the Fund’s sub-adviser’s assessment of a company’s prospects is wrong, or if the market fails to recognize the stock’s value, the price of the company’s stock may not approach the value that the Fund’s sub-adviser believes is the full market value.”

In addition, the Registrant will revise the description of value stocks in response to Item 9 of Form N-1A to read as follows:

Value Stocks.  Each Pear Tree Fund may invest in value stocks. Value stocks may react differently to issuer,political, market and economic developments than the market as a whole or other types of stocks, such as growth stocks.  Value stocks, however, may continue to be inexpensive for long periods of time and they may never realize their full value, as measured by earnings ratios and other common financial calculations.

8.	With respect to Pear Tree Polaris Foreign Value Fund, please describe how derivatives are valued for purposes of the 80 percent test.

Derivatives are valued in accordance with Pear Tree Fund’s valuation procedures.

For purposes of determining compliance with the “80 percent test” of Rule 35d-1 under the 1940 Act, the Registrant will not use the notional value of a swap transaction to determine the value of the swap.

9.
Please revise the response to Item 9 of Form N-1A.  Specifically, please separate disclosure relating to investment strategies and investments risks, and clarify for which funds a specific strategy is a principal strategy and which risk is a principal risk.

The Registrant will revise its response to Item 9 of form N-1A in its amended prospectus substantially in the form of Attachment A to this letter.  In addition, for each Pear Tree Fund, the Registrant will add the following at the end of “Principal Investment Strategies” in the summary section relating to each Fund in the Registrant’s amended prospectus.

The Fund may invest in derivatives, that is, a security or instrument whose value is determined by reference to the value or the change in value of one or more securities, currencies, indices or other financial instruments.  It also may lend its securities, and it may invest in various fixed-income securities and money market funds in order to manage its cash. The Fund also may take temporary defensive positions that are inconsistent with its principal investment strategies.

10.	Please correct the title heading of the chart responding to Item 17(a)(2) of form N-1A to show other directorships held by each trustee and officer of the funds.

The Registrant’s response in the Amendment to Item 17(a)(2) will be revised to conform to the instructions corresponding to that item.  As revised, the title headings read: “Other Directorships Held by Trustee” and “Other Directorships Held by Trustee/Officer”.

In addition, the Registrant will add the following sentence after the tables responding to Item 17(a)(2):

Unless disclosed in a table above, no Trustee or officer of the Pear Tree Funds held during the past five years any directorship in a company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 , or subject to the requirements of Section 15(d) of that act or any company registered as an investment company  under the 1940 Act.

*     *     *

Please call me at (617) 996-2600 if you have any question or if you would like to discuss this matter further.

Very truly yours,

/s/ John Hunt

John Hunt

Attachment
Cc:           Kelly J. Lavari

m&h-jh-0014-003-072011-1

McLaughlin & Hunt llp

Securities and Exchange Commission
July 29, 2011
Page

Attachment A

Additional Information about Each Pear Tree Fund’s Investment Objective
Each Pear Tree Fund’s investment objective is non-fundamental and thus, may be changed by a vote of Board of Trustees of Pear Tree Funds (the “Board”), and without shareholder approval. There is no guarantee that a Fund will achieve its investment objective.

Additional Information about the Pear Tree Funds’ Principal Strategies and Risks
The section “Summary Information About Pear Tree Funds,” above, summarizes how each Pear Tree Fund intends to achieve its investment objective.  Except as otherwise noted, the following provides additional information about the principal investment strategies of, and risks of investing in, each Pear Tree Fund.

Investments in Common Stocks.  The principal risks of investing in common stocks are:  Market, Industry and Specific Holdings—the risk that the share price of a Pear Tree Fund may fall because of weakness in the stock markets, generally, weaknesses with respect to a particular industry in which the Pear Tree Fund has significant holdings, or weaknesses associated with one or more specific companies in which the Fund may have substantial investments; Liquidity Risk—The risk that a Pear Tree Fund may not be able to sell some or all of its securities at desired prices or may be unable to sell the securities at all.

Small- to Mid-Cap Companies.   Small to mid-cap companies are more likely than larger companies to have limited product lines, markets or financial resources, or to depend on a small, inexperienced management group. Small- and mid-cap companies’ earnings and revenue tend to be less predictable than larger companies. Stocks of these companies may trade less frequently and in limited volume, and their prices may fluctuate more than stocks of other companies. Stocks of these companies may therefore be more vulnerable to adverse developments than those of larger companies. Such stocks may be harder to sell at the times and prices the Fund’s sub-adviser thinks appropriate.

Value Stocks.  Each Pear Tree Fund may invest in value stocks. Value stocks may react differently to issuer,political, market and economic developments than the market as a whole or other types of stocks, such as growth stocks.  Value stocks, however, may continue to be inexpensive for long periods of time and they may never realize their full value, as measured by earnings ratios and other common financial calculations.

Growth Stocks.  Each Pear Tree Fund may invest in growth stocks. A growth stock is a stock of a company that the Fund’s sub-adviser believes will have earnings that are likely to grow faster than the economy as a whole.  If a Fund’s sub-adviser’s assessment of the prospects for the company’s earnings growth is wrong, or if its judgment about how other investors will value the company’s earnings growth is wrong, then the price of the company’s stock may fall or not approach the value that the Fund’s sub-adviser has placed on it.

Investments other than Common Stocks.  Each Pear Tree Fund may invest up to 20 percent of its assets in preferred stocks, convertible securities, fixed income securities, real estate investment trusts (“REITS”), or repurchase agreements.  A Pear Tree Fund will invest in convertible securities primarily for their equity characteristics.  A Pear Tree Fund may invest in fixed income securities of any maturity. A Pear Tree Fund may not invest more than 10 percent of its net assets in fixed income securities, including convertible debt securities, rated below investment grade or in unrated securities of comparable quality.

The risks associated with investments in fixed income securities are: Interest Rate Risk - the risk that rates will rise causing the value of the instrument to fall, credit risk, that is, the risk that an issuer, guarantor or liquidity provider of an instrument held by the fund will fail to make scheduled interest or principal payments, which may reduce the fund’s income and the market value of, the instrument;Prepayment Risk(when repayment of principal occurs before scheduled maturity) and Extension Risk (when rates of repayment of principal are slower than expected) – the risk that the holder may have to invest repayment proceeds in, or continue to hold, lower yielding securities, as the case may be;Liquidity Risk - the risk that the fund may not be able tosell some or all of its securities at desired prices or may be unable to sell the securities at all, because of a lack ofdemand in the market for such securities, or a liquidity provider defaults on its obligation to purchase the securitieswhen properly tendered by the holder.

The risks associated with investments in preferred stocks and convertible securities are the risks associated with investments in equity securities and fixed income securities.

The value of an investment in a REIT is significantly affected by the market for real estate, skill of the REIT manager and the ability of investments to provide expected cash flow.

Depositary Receipts.  Each Pear Tree Fund may each invest in depositary receipts.  A depositary receipt is a receipt traded on an investor’s domestic market for the shares of a company traded in foreign capital markets. American Depositary Receipts (“ADRs”) are receipts of shares of a foreign-based company traded on a U.S. market. Rather than buying shares of foreign-based companies in foreign markets, U.S. investors may buy shares in the U.S. in the form of an ADR. Although traded in the U.S. markets, ADRs may be subject to the risks of their underlying foreign investments. Global Depositary Receipts (“GDRs”) are receipts of shares of a company traded on a foreign market, typically an emerging market, and are generally traded on major foreign exchanges. GDRs allow investors to avoid potentially difficult or expensive trading on the issuing company’s home exchange. Because the companies issuing GDRs may not be as well established or may not use the same accounting system as more developed markets, their stocks may tend to be more volatile and less liquid.

Currently, only Pear Tree Columbia Small Cap Fund and Pear Tree Columbia Micro Cap Fund intend to invest more than 5 percent of their assets in Micro-Cap Companies.

Micro-Cap Companies.  Micro-cap companies share most of the same risks as small–cap companies - limited product lines, limited markets or financial resources, and small, inexperienced management groups – but even more so.  See “- Small- to Mid-Cap Companies,” above.

Currently, only Pear Tree Polaris Foreign Value Fund and Pear Tree Polaris Foreign Value Small Cap Fund intend to invest more than 5 percent of their assets in Call Options and Put Options.

Call Options Risk.  Risks related to call options include:  Limited Gains.   By writing (selling) call options (each, a “Call Option”) on equity securities, equity indexes and Exchange Traded Funds (“ETFs” and collectively with such equity securities and equity indexes, the “Subject Securities”), the Fund may forego the opportunity to benefit from an increase in the price of the Subject Security above the exercise price of the Call Option, but continues to bear the risk of a decline in the value of the Subject Security.  While the Fund will receive a cash premium for writing the Call Option, the price the Fund realizes from the sale of a Subject Security upon exercise of the option could be substantially below such Subject Securities prevailing market price.  Lack of Liquidity for the Call Option.  A liquid market may not exist for a Call Option.  If the Fund is not able to close out a Call Option, the Fund will not be able to sell the underlying Subject Security until the Call Option expires or is exercised.  Lack of Liquidity for the Security.  The Fund’s investment strategy may also result in a lack of liquidity of the purchase and sale of portfolio securities.  Because the Fund will generally hold the Subject Securities underlying a Call Option, the Fund may be less likely to sell the Subject Securities in its portfolio to take advantage of new investment opportunities.  Additional Counterparty Risk.  Selling Call Options may result in increased exposure to the purchaser of the Call Option.  The sub-adviser intends to minimize such counterparty risk by selling Call Options that may be exchange traded.  Options contracts traded on the five (5) major U.S. options exchanges, plus numerous non-U.S. options exchanges are guaranteed by the Options Clearing Corporation, thus minimizing the counterparty exposure.

Put Options Risk.  Each Pear Tree Fund may invest in Put Options.   Risks related to this investment include:  Additional Cost.  By purchasing put options (each, a “Put Option”) on Subject Securities, the Fund will lock in the ability to sell a Subject Security at a pre-determined target price, but will continue to benefit from any upward movement in the value of the Subject Security.  While the Fund will pay a cash premium for purchasing the Put Option, the Sub-adviser believes that the cost of purchasing the Put Option is offset by the ability to sell the Subject Security at a pre-determined price thus locking in a pre-determined gain.  Lack of Liquidity for the Put Option.  A liquid market may not exist for a Put Option.  If the Fund is not able to close out a Put Option, the Fund will not be able to sell the underlying Subject Security until the Put Option expires or is exercised.  Lack of Liquidity for the Security.  The Fund’s investment strategy may also result in a lack of liquidity of the purchase and sale of portfolio securities.  Because the Fund will generally hold the Subject Securities underlying a Put Option, the Fund may be less likely to sell the Subject Securities in its portfolio to take advantage of new investment opportunities.  Additional Counterparty Risk.  Purchasing Put Options may result in increased exposure to the seller of the Put Option.  The sub-adviser intends to minimize such counterparty risk by purchasing Put Options that may be exchange traded.  Options contracts traded on the five (5) major U.S. options exchanges, plus numerous non-U.S. options exchanges are guaranteed by the Options Clearing Corporation, thus minimizing the counterparty exposure.

Certain Investment Strategies Common to all Pear Tree Funds

Investments other than Common Stocks.  Each Pear Tree Fund may invest up to 20 percent of its assets in investments such as preferred stocks, convertible securities, fixed income securities, real estate investment trusts, or repurchase agreements.  A Pear Tree Fund will invest in convertible securities primarily for their equity characteristics.  A Pear Tree Fund may invest in fixed income securities of any maturity. A Pear Tree Fund may not invest more than 10 percent of its net assets in fixed income securities, including convertible debt securities, rated below investment grade or in unrated securities of comparable quality.

Securities Lending.Each Pear Tree Fund may lend securities from their portfolios to brokers, dealers and other financial institutions.  Securities loans are made pursuant to agreements requiring that loans be continuously secured by collateral in cash or cash equivalents (such as U.S. Treasury bills) at least equal at all times to the market value of the securities lent. A Pear Tree Fund may invest the cash collateral received in interest-bearing, short-term securities or receive a fee from the borrower.  When a Pear Tree Fund lends its securities, it is responsible for investing the cash it receives as collateral from the borrower.  A Pear Tree Fund that invests cash collateral could lose money on those investments.  A Pear Tree Fund may also lose money from the failure of a borrower to return a borrowed security in a timely manner.

Derivatives.  A derivative is a security or instrument whose value is determined by reference to the value or the change in value of one or more securities, currencies, indices or other financial instruments.  Each Pear Tree Fund may invest in derivatives, such as futures and options on securities, indices and currencies and other derivatives.  Derivatives may be used for both hedging and non-hedging purposes. Derivatives will not be used as a primary investment technique. Non-principal uses could include hedging against adverse changes in stock market prices, interest rates or currency exchange rates.

Even a small investment in derivatives could have a significant impact on the Fund’s risk exposure to stock market values, interest rates or currency exchange rates. Certain derivatives may be less liquid and more difficult to value than other types of securities.  Using derivatives as a substitute for buying or selling securities, or to increase a Pear Tree Fund’s return as a non-hedging strategy, may be considered speculative.

Investments in Other Investment Companies. Each Pear Tree Fund may invest up to 10 percent of its total net assets in other investment companies including exchange traded funds (“ETFs”) to the extent that such investments are consistent with the Fund’s investment objective and policies and permissible under the 1940 Act. A Pear Tree Fund will indirectly bear its proportionate share of any management fees paid by such other investment companies in which it invests in addition to the investment advisory fee paid by the Fund. Shareholders of the Fund would therefore be subject to duplicative expenses to the extent the Fund invests in other investment companies.

Short-Term Trading. Normally, a Pear Tree Fund does not actively trade its portfolio securities.  From time to time, however, it may, especially to realize short-term profits or if a security no longer meets the Pear Tree Fund’s investment criteria.  If a Pear Tree Fund were to engage in active trading, such trading could reduce the returns of Fund shareholders investing through taxable accounts.

Cash Management and Temporary Defensive Strategies. Normally, each Pear Tree Fund’s sub-adviser invests substantially all of a Pear Tree Fund’s assets to meet the Fund’s investment objective. A Pear Tree Fund’s sub-adviser may invest the remainder of a Pear Tree Fund’s assets in short term debt obligations with remaining maturities of less than one year, cash equivalents or may hold cash. For temporary defensive purposes, a Pear Tree Fund’s sub-adviser may determine that market conditions make pursuing the Fund’s investment strategies inconsistent with the best interests of its shareholders. A Pear Tree Fund’s sub-adviser may then temporarily use alternative strategies that are mainly designed to limit the Fund’s losses. Although a Pear Tree Fund’s sub-adviser has the flexibility to use these strategies, it may choose not to for a variety of reasons, even in very volatile market conditions. These strategies may cause a Pear Tree Fund to miss out on investment opportunities, and may prevent a Pear Tree Fund from achieving its objective.

Changes in Policies.
Each Pear Tree Fund’s policy of investing at least 80 percent of its net assets (less borrowings for investment purposes) in a particular type of investment may not be materially revised unless shareholders are notified at least 60 days in advance of the proposed change.

Disclosure of Portfolio Holdings.
A description of the Pear Tree Funds’ policies and procedures with respect to the disclosure of the Pear Tree Funds’ portfolio securities is available in the Pear Tree Funds’ Statement of Additional Information.